UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-37790

CHINA ONLINE EDUCATION GROUP

6th Floor Deshi Building North

Shangdi Street, Haidian District

Beijing 100085

The People’s Republic of China

Tel: +86 10-5692 8909

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA ONLINE EDUCATION GROUP

By	:	/s/ Min Xu
Name	:	Min Xu
Title	:	Chief Financial Officer

Date: March 10, 2020

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release